UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number: 001-40793

(Check One):	☒Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: December 31, 2024

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended: _______________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

American Shared Hospital Services

(Full Name of Registrant)

Not applicable

(Former Name if Applicable)

601 Montgomery Street, Suite 850

(Address of Principal Executive Office (Street and Number))

San Francisco, California 94111-2619

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III— NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

American Shared Hospital Services (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended December 31, 2024 (the “Annual Report”). For the reasons and circumstances set forth below, the Company has determined that it is unable to file its Annual Report within the prescribed time period without unreasonable effort or expense.

On May 7, 2024, the Company completed its acquisition of 60% of the equity interests of Southern New England Regional Cancer Center, LLC and Roger Williams Radiation Therapy, LLC (the “RI Entities”) out of bankruptcy (such acquisition, the “RI Acquisition”). Due to the lack of reliable financial information for the RI Entities following the protracted bankruptcy proceedings, the Company’s analysis and integration of balance sheet line items as of December 31, 2024 and the impact on fiscal year 2024 revenues and expenses associated with the RI Acquisition, has required more time and resources than anticipated. As a result, the Company determined that it needs additional time to complete certain accounting processes related to the RI Acquisition in order to finalize its Annual Report.

Additionally, as previously reported by the Company in a Current Report on Form 8-K filed with the SEC on December 26, 2024, on December 19, 2024, the Company appointed a new Chief Financial Officer who also serves as the Company’s principal financial officer and principal accounting officer. In connection with this transition, the new Chief Financial Officer requires additional time to review the accuracy and completeness of the Company’s financial statements and related disclosures to ensure their accuracy and completeness before certifying the Annual Report.

The above constraints have inhibited the Company’s ability to timely complete the Annual Report.

The Company is working diligently to complete the Annual Report as soon as possible and anticipates that it will file the Annual Report within the extension period granted under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Raymond C. Stachowiak	(415)	788-5300
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☐ Yes ☒ No

The Company has not filed a Current Report on Form 8-K (Item 9.01) containing financial information related to its acquisition of the RI Entities in accordance with Rules 8-04 and 8-05 of Regulation S-X.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a significant increase in net income for fiscal 2024 compared to fiscal 2023, with that increase being primarily as a result of increased revenues during 2024 attributable, in part, to its increased direct patient service revenue resulting from the RI Acquisition that closed during 2024 and a bargain purchase gain recognized from the RI Acquisition, but, partially offset by increased costs of revenues during the 2024 fiscal year and a loss on write down on impaired assets.

Disclosure Regarding Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 may be deemed to contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 has established that these statements qualify for safe harbors from liability. Forward‑looking statements may include words like “believe”, “anticipate”, “target”, “expect”, “pro forma”, “estimate”, “intend”, “will”, “is designed to”, “plan” and words of similar meaning. Forward‑looking statements describe our future plans, objectives, expectations or goals. Such statements address future events and conditions and include, but are not limited to, statements regarding our beliefs and expectations regarding the timing of the completion of the Company’s financial statements and the filing of the Annual Report, all of which reflect the Company’s expectations based upon currently available information and data. Because such statements are based on the Company’s current expectations and are not statements of fact, actual results may differ materially from those projected or estimated, and you are cautioned not to place undue reliance on these forward‑looking statements. These forward-looking statements are not guarantees of future performance, conditions, or results, and involve a number of known and unknown risks, uncertainties, assumptions, and other important factors, many of which are outside the Company’s control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Further information on potential factors that could affect the Company’s financial condition, results of operations, and future plans is included in the filings that the Company has made with the SEC, including the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and the Company’s Quarterly Reports on Form 10-Q for the periods ended March 31, 2024, June 30, 2024 and September 30, 2024. Such filings and other documents filed by the Company with the SEC are and will be available at www.sec.gov. Any forward‑looking statement speaks only as of the date such statement was made, and we are not obligated to update any forward‑looking statement to reflect events or circumstances after the date on which such statement was made, except as required by applicable laws or regulations.

American Shared Hospital Services

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2025	By:	/s/ Raymond C. Stachowiak
	Name:	Raymond C. Stachowiak
	Title:	Executive Chairman of the Board and Chief Executive Officer
(Principal Executive Officer)